EDGENLEDGER, INC. d/b/a FANVESTOR

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS

dbbmckennon

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Shareholders
EdenLedger, Inc.
San Francisco, CA

Report on the Financial Statements
We have reviewed the accompanying financial statements of EdenLedger, Inc. and its predecessor entity EdenCoin, Inc. (collectively the "Company"), a Delaware limited liability company, which comprise the balance sheets as December 31, 2019 and 2018, and the related statements of operations, stockholders equity (deficit), and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has experienced operational losses and negative cash flows since Inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

Newport Beach, California
September 10, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

EDENLEDGER, INC.

BALANCE SHEETS

	December 31, 2019		December 31, 2018	
ASSETS				
Current assets:				
Cash and cash equivalents	$	10,462	$	293,995
Other current assets		24,222		190,722
Total assets	$	34,684	$	484,717
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accrued compensation	$	94,222	$	-
Loan payable, related party		690,510		-
Interest payable, related party		8,732		
Total liabilities		793,464		-
Stockholders' equity (deficit):				
Common stock, $0.0001 par value, 15,000,000 shares authorized				
Voting common stock, 1,000,000 shares designated, 525,988 shares issued and outstanding as of December 31, 2019 and 2018, respectively		53		53
Non-voting common stock, 14,000,000 shares designated, 9,474,012 shares issued and outstanding as of December 31, 2019 and 2018, respectively		947		947
Additional paid-in capital		1,029,970		1,029,970
Accumulated deficit		(1,789,750)		(546,253)
Total stockholders' equity (deficit)		(758,780)		484,717
Total liabilities and stockholders' equity (deficit)	$	34,684	$	484,717

See independent accountants’ review report and accompanying notes to these financial statements.

EDENLEDGER, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2019	**2018**
Net revenue	$ -	$ -
Operating expenses:		
Research and development	599,397	-
Selling, general and administrative	920,318	48,738
Total operating expenses	1,519,715	48,738
Loss from operations	(1,519,715)	(48,738)
Other income (expense):		
Gains (losses) on cryptocurrencies	284,950	(309,278)
Interest expense	(8,732)	-
Total other income (expense), net	276,218	(309,278)
Provision for income taxes	-	-
Net loss	$ (1,243,497)	$ (358,016)
Weighted average common shares outstanding - basic and diluted	10,000,000	9,469,150
Net loss per common share - basic and diluted	$ (0.12)	$ (0.04)

See independent accountants' review report and accompanying notes to these financial statements.

EDENLEDGER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICT)

	Common Stock				Additional		
	Voting Stock		Non-Voting Stock		Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2017	525,988	$ 53	8,914,012	$ 891	$ 1,029,970	$ (188,237)	$ 842,677
Issuance of common shares for services	-	-	560,000	56	-	-	56
Net loss	-	-	-	-	-	(358,016)	(358,016)
Balances at December 31, 2018	525,988	53	9,474,012	947	1,029,970	(546,253)	484,717
Net loss	-	-	-	-	-	(1,243,497)	(1,243,497)
Balances at December 31, 2019	525,988	$ 53	9,474,012	$ 947	$ 1,029,970	$ (1,789,750)	$ (758,780)

See independent accountants' review report and accompanying notes to these financial statements.

EDENLEDGER, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2019	**2018**
Cash flows from operating activities:		
Net loss	(1,243,497)	(358,016)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gains (losses) on cryptocurrencies	(284,950)	309,278
Shares issued for services	-	56
Changes in operating assets and liabilities:		
Accrued compensation	94,222	-
Interest payable, related party	8,732	-
Net cash used in operating activities	(1,425,493)	(48,682)
Cash flows from investing activities:		
Proceeds from sale of cryptocurrencies	451,450	-
Purchase of cryptocurrencies	-	(500,000)
Net cash provided by (used in) investing activities	451,450	(500,000)
Cash flows from financing activities:		
Loan payable, related party	690,510	-
Net cash provided by financing activities	690,510	-
Net change in cash and cash equivalents	(283,533)	(548,682)
Cash and cash equivalents at beginning of year	293,995	842,677
Cash and cash equivalents at end of year	$ 10,462	$ 293,995
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See independent accountants' review report and accompanying notes to these financial statements.

1. NATURE OF OPERATIONS

EdenLedger, Inc. (the "Company"), doing business as Fanvestor, is a corporation formed on December 13, 2018 under the laws of Delaware. EdenCoin, Inc. ("EdenCoin") was a corporation formed on July 7, 2017 under the laws of Delaware, and considered a predecessor entity. On October 3, 2019, an Agreement of Merger was approved between the two companies and the surviving corporation was EdenLedger, Inc. The Company is a data-driven investment platform creating a new ecosystem that enables fans (both accredited and non-accredited) to invest in and engage with their favorite talent, musicians, athletes as well as entertainment and sport/e-sport organizations.

As of December 31, 2019, the Company has not generated revenue. The Company's activities since inception have consisted of formation and development activities and preparations to raise capital. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,243,497 and $358,016 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company had an accumulated deficit of $1,789,750. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31. The accompanying financial statements include the results of operations of EdenLedger, Inc., and its predecessor entity EdenCoin, Inc., as if they were one company since the incorporation of EdenCoin, Inc.

Stock Split

On October 4, 2019, the Company effected a 1,000-for-1 forward stock split of its issued and outstanding common shares. On January 24, 2020, the Company effected a 10-for-1 forward stock split of its issued and outstanding common shares (see Note 5). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these stock splits.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2019 and 2018, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The carrying values of the Company's assets and liabilities approximate their fair values. Other current assets include cryptocurrencies (see note below) which are subject to fair value adjustments using quoted prices from various digital currency exchanges with active markets.

Cryptocurrencies

The Company holds cryptocurrency-denominated assets ("cryptocurrencies") such as bitcoin, which are included as other current assets in the balance sheets. As of December 31, 2019, cryptocurrencies were $24,222 and $190,722, which is recorded at cost less impairment.

The Company recognizes impairment on cryptocurrency assets caused by decreases in market value, determined by taking quoted prices from various digital currency exchanges with active markets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies is recorded in other income (expense) in the statements of operations. Impairments on cryptocurrencies was $0 and $309,278 during the years ended December 31, 2019 and 2018, respectively which is included in gains (loss) on cryptocurrencies in the accompanying statements of operations.

Gains and losses realized upon sale of cryptocurrencies are also recorded in other income (expense) in the statements of operations. Realized gains on cryptocurrencies was $284,950 and $0 during the years ended December 31, 2019 and 2018, respectively.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's application software are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive securities outstanding as of December 31, 2019 and 2018.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard replaced all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance was effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019. The adoption of this standard did not affect our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. LOAN PAYABLE, RELATED PARTY

In December 2019, the Chief Executive Officer advanced $100,000 to the Company. In addition, as of December 31, 2019, the Company owes the Chief Executive Officer $590,510 for various expenses incurred on behalf of the Company during 2019 for a total balance due of $690,510. The loan accrues interest at 5% per annum and is due upon receiving outside funding of at least $1,000,000 or achieving revenue. If the Company raises external financing, any outstanding loans from the CEO may be converted into equity or a convertible note under the same conditions as the participating investors in the financing. As of December 31, 2019, the Company had accrued and unpaid interest of $8,732 pertaining to this loan.

5. STOCKHOLDERS' EQUITY

Upon the merger of EdenCoin in 2019, the Company had 1,000 common shares issued and outstanding. In October 2019, the Company effected a 1000-for-1 forward stock split of its issued and outstanding shares. As a result, the Company had 1,000,000 common shares issued and outstanding. The Company's Amended and Restated Certificate of Incorporation authorized 5,000,000 total common shares, par value $0.01, including 100,000 shares designated as voting common stock and 4,900,000 shares designated as non-voting common stock.

In January 2020, the Company effected a 10-for-1 forward stock split of its issued and outstanding shares. As a result, the Company had 10,000,000 common shares issued and outstanding. The Company's Amended and Restated Certificate of Incorporation authorized 15,000,000 total common shares, par value $0.0001, including 1,000,000 shares designated as voting common stock and 14,000,000 shares designated as non-voting common stock. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements have been adjusted retroactively, where applicable, to reflect these stock splits.

As of December 31, 2019, the Company had 525,988 voting common shares outstanding and 9,474,012 non-voting common shares outstanding, after effect of the January 2020 stock split.

Each share of common stock carrying the right to vote shall entitle the holder to one vote on any matter submitted to a vote at a meeting of the stockholders.

6. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, research and development and net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $518,823 and $64,546, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2019	2018
Deferred tax assets:		
Net operating loss carryforwards	$ 487,525	$ 64,546
Research and development tax credit carryforwards	4,812	-
Cash to accrual differences	26,486	-
Valuation allowance	(518,823)	(64,546)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $518,823 and $64,546 were recorded as of December 31, 2019 and 2018, respectively. Valuation allowance increased by $454,277 during the year ended December 31, 2019. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,504,731 and $41,381, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 deferred tax assets.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2019 tax years remain open to examination.

7. **RELATED PARTY TRANSACTIONS**

Refer to Note 4 for detail on the Company's related party loan payable.

On September 1, 2019, the Company entered into an employment agreement with its Chief Executive Officer which entitles him to compensation of $250,000 per year, which shall be accrued until the Company raises debt or equity proceeds of $1,000,000 or has generated revenue. As of December 31, 2019, the Company had $94,222 in accrued compensation.

8. **SUBSEQUENT EVENTS**

In January 2020, the Company effected a 10-for-1 forward stock split of its issued and outstanding shares. See Note 5.

In February 2020, the Board of Directors approved the Company adoption of the Amended and Restated 2019 Equity Incentive Plan ("2019 Plan") for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan is 1,500,000 shares. In February 2020, the Company granted 737,652 restricted stock awards pursuant to the 2019 Plan.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company's research and development activities have been impacted due to the inability to meet in person and utilize resources. The effects of the potential impact cannot be estimated at this time.

Management has evaluated subsequent events through September 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.